Exhibit 99.1

Telesat reports results for the quarter and twelve months ended December 31, 2025

OTTAWA, CANADA – March 17, 2026 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and twelve-month periods ended December 31, 2025. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“Telesat made strong progress on multiple fronts in 2025,” commented Dan Goldberg, Telesat’s President and CEO. “The development of the Telesat Lightspeed constellation – the satellites, associated software, user terminals, and landing stations – continues to move forward at a rapid pace. We’re seeing strong interest in Telesat Lightspeed from customers across our target market segments, with demand from government users for defence and sovereignty requirements being particularly robust at this time.

“We’re in the midst of a generational increase in global allied defense investment, with NATO members and other allied governments committing to meaningfully higher levels of defence spending in response to a range of geopolitical developments. Central to these investments is the need to connect and integrate military capabilities on land, air and sea into a unified, real-time system of systems. This makes access to secure, resilient, high throughput and low latency satellite connectivity a mission-critical strategic imperative. Telesat Lightspeed was designed from day one to provide such critical connectivity and, to even further optimize its utility to defence users and facilitate integration of the constellation into allied military operations, we announced separately today that we’re adding Military Ka-band (Mil-Ka) capacity to the initial 156 Telesat Lightspeed satellites presently under development by MDA. This will result in a significant increase in the supply, and a vast improvement in the capability, of the Mil-Ka capacity that allied defence users have historically relied upon to meet their important and fast-growing global requirements.”

“In our GEO business, 2025 unfolded largely as we had anticipated, with ongoing revenue pressure in both our enterprise and broadcast segments. We continue to be highly disciplined in our spending in the segment, working to maximize the cash flow from our existing satellite fleet. I’m pleased with the cost reduction progress we made in the GEO segment, allowing us to exceed the Adjusted EBITDA guidance we gave at the outset of last year.”

“Finally, we remain focused on refinancing the Telesat Canada debt, which relates to our GEO business, that begins to mature late this year. To that end, our advisors are engaging closely with the advisors of certain of the large Telesat Canada lenders on this matter.”

For the year ended December 31, 2025, Telesat reported consolidated revenue of $418 million, a decrease of 27% ($153 million) compared to the prior year. The decrease was primarily due to rate and capacity reductions by our North American DTH customers and lower revenue from enterprise customers serving rural broadband markets.

Operating expenses for the full year 2025 were $212 million, an increase of 2% ($4 million) from 2024 due to higher legal and professional fees related to the Telesat Canada equity distribution in Q3 as well as the debt refinancing process, partially offset by lower share-based compensation and lower costs in our GEO business segment. Operating costs for our LEO business segment remained relatively flat versus last year as higher compensation costs associated with increased headcount were offset by the capitalization of a larger portion of compensation spending.

Adjusted EBITDA1 for the full-year 2025 was $213 million, a decrease of 45% ($171 million) from 2024, primarily reflecting the decline in revenue.

For the year ended December 31, 2025, Telesat had a net loss of $530 million compared to a loss of $302 million for the prior year. The negative variation of $228 million was principally due to a combination of reduced revenue, higher non-cash impairment losses related to our GEO segment, lower gains on repurchase of debt, and an increased charge associated with the increased value of the Telesat LEO warrants, partially offset by a foreign exchange gain associated with the impact of foreign exchange rate shifts on the Canadian dollar value of our US Dollar denominated debt.

In our GEO segment, adjusted EBITDA declined by 36% to $284 million in 2025, reflecting a $141 million decline in revenue and $33 million in costs associated with the Telesat Canada equity distribution as well as the debt refinancing process. Excluding these costs, GEO operating costs excluding extraordinary items were down approximately 12% compared to the prior year, leading to a 77% adjusted EBITDA margin, down from 80% in 2024.

Capital expenditure for the full year 2025 was $708 million on an accrual basis, below our expectations due to lower than anticipated spending on Telesat Lightspeed development and construction, which represented almost all of our consolidated capital expenditure.

LEO segment combined capital and operating expenditures of $777 million were primarily funded with drawdowns of $690 million on our $2.5 billion Telesat Lightspeed Financing facility. As of December 31, 2025, $1.85 billion was still available on the facility.

At the end of 2025, backlog2 for our GEO segment totaled approximately $800 million. LEO backlog2 totaled approximately $1.0 billion at the end of 2025. GEO satellite utilization was 59% at the end of 2025.

For the quarter ended December 31, 2025, Telesat reported consolidated revenue of $94 million, a decrease of 26% ($34 million) compared to the prior year. The decrease was primarily due to rate and capacity reductions by certain of our North American DTH customers and lower revenue from enterprise customers serving rural broadband customers.

Operating expenses for the quarter were $50 million, a decrease of 14% ($8 million) from the same period in 2024 as higher legal and professional fees associated with the Telesat Canada equity distribution as well as the debt refinancing process were more than offset by a reduction in share-based compensation and an increase in capitalized labour in our LEO segment. Adjusted EBITDA1 for the quarter was $40 million, a decrease of 46% ($34 million) from the fourth quarter of 2024.

Telesat net loss for the quarter was $433 million compared to a $447 million loss in the prior year. The improvement was primarily due to a foreign exchange gain in the fourth quarter of 2025, as compared to a loss in 2024, both due to the impact of changes in the US Dollar/Canadian Dollar exchange rate on the Canadian dollar value of our US Dollar-denominated debt, largely offset by the impact of lower revenue and a charge associated with the increased value of the Telesat LEO warrants.

GEO segment Adjusted EBITDA for the quarter was $60 million, a 39% decline from the comparable period in 2024, reflecting lower revenue and costs incurred during the quarter relating to the Telesat Canada equity distribution in Q3 and the debt refinancing process. Excluding these costs, GEO segment adjusted EBITDA margin1 was 75% during the quarter, compared to 78% in the same period of 2024.

Business Highlights

•	Telesat made important progress in 2025 on the development and deployment of the Telesat Lightspeed constellation, investing more than $770 million in capital expenditures and operating costs to advance the design and construction of the satellites, the development of software for network and satellite operation, user terminal production, and ground station deployment. We continue to expect to launch the first Telesat Lightspeed satellites in late 2026.

•	In March 2026, Telesat announced its intention to reallocate a portion of the capacity of Telesat Lightspeed to the Mil-Ka band, further optimizing Telesat Lightspeed’s ability to meet the fast-growing requirements of allied governments globally. We do not expect the implementation of Mil-Ka to impact the overall Telesat Lightspeed schedule.

•	In February 2026, Telesat Government Solutions, a wholly-owned subsidiary of Telesat, announced that it was awarded a contract under the U.S. Department of War’s US$151 billion SHIELD IDIQ program, which includes the Golden Dome initiative. The contract recognizes the value of Telesat Lightspeed and Telesat’s experience and expertise in delivering mission-critical services to space and defence organizations worldwide.

•	In January 2026, Telesat and Hanwha Systems Co. Ltd signed a Memorandum of Understanding (MoU) to collaborate on sovereign satellite connectivity solutions and user terminals compatible with Telesat Lightspeed. The MoU follows on agreements between the governments of Canada and Korea to pursue a structured initiative on next-generation LEO communications and advanced maritime platforms.

•	In December 2025, Telesat announced a strategic partnership agreement with the Government of Canada and MDA Space to develop and deliver a state-of-the-art MILSATCOM architecture for Canada’s Enhanced Satellite Communications Project – Polar (ESCP-P). The narrowband and wideband solution will strengthen and safeguard Canada’s Arctic sovereignty while bolstering Canada’s NORAD and NATO commitments.

•	In September 2025, Telesat Canada distributed 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation in order to optimize the company’s capital structure and financing alternatives. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a non-guarantor under Telesat Canada’s debt documents.

•	In September 2025, Telesat initiated discussions with advisors to Telesat Canada’s largest lenders with the goal of refinancing Telesat Canada’s US$2.1 billion in debt maturing between December 2026 and October 2027. The company remains focused on completing a refinancing prior to its debt maturities.

•	In April 2025, Telesat signed a multi-year agreement with Viasat Inc. for Telesat Lightspeed services, under which Viasat, the largest broadband connectivity provider in the commercial aviation market, will integrate Telesat Lightspeed into its services portfolio for aviation, maritime, enterprise, and defense markets.

2026 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.38)

For 2026, Telesat expects full year:

•	GEO revenue to be between $300 million and $320 million;

•	GEO Adjusted EBITDA[1] to be between $210 million and $230 million, excluding non-recurring capital structure optimization costs; and

•	Total spending on the Telesat Lightspeed project, including both expensed and capitalized costs, to be between $1.0 billion and $1.2 billion.

Telesat’s annual report on Form 20-F for the year ended December 31, 2025, has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Tuesday, March 17, 2026, at 10:30 a.m. EDT to discuss its financial results for the quarter and year ended December 31, 2025.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 7475661. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/ivh73dsk. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available from one hour after the end of the call on March 17, 2026, until 11:59 p.m. EST on March 31, 2026. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 7475661.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2026 and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat Canada’s debt, the outcome of litigation related to Telesat Canada’s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; the ability of Telesat LEO ULC to enter into definitive, binding agreements with Hanwha; risks associated with the structure of how the ESCP-P projects will be developed, implemented and delivered, including the role that Telesat will play and risks that the strategic partnership will not be finalized or achieve its stated purpose; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2025, that was filed on March 17, 2026, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Consolidated Statements of Income (Loss)

For the periods ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenue	$94,041	$127,995	$417,956	$571,044
Operating expenses	(50,322)	(58,437)	(211,772)	(207,767)
Depreciation	(26,723)	(27,002)	(104,714)	(127,274)
Amortization	(10,327)	(2,899)	(44,179)	(11,337)
Other operating gains (losses), net	(365,237)	(267,185)	(361,167)	(264,931)
Operating income	(358,568)	(227,528)	(303,876)	(40,265)
Interest expense	(53,177)	(57,942)	(217,669)	(243,757)
Gain on repurchase of debt	—	8,803	6,896	202,493
Interest and other income	7,423	(33,719)	26,183	23,314
Gain (loss) on changes in fair value of financial instruments	(105,558)	(12,761)	(215,338)	(12,761)
Gain (loss) on foreign exchange	21,401	(177,312)	106,209	(244,527)
Income (loss) before income taxes	(488,479)	(500,459)	(597,595)	(315,503)
Tax (expense) recovery	55,273	53,229	67,378	13,037
Net income (loss)	$(433,206)	$(447,230)	$(530,217)	$(302,466)

Net income (loss) attributable to:
Telesat Corporation shareholders	$(125,543)	$(126,311)	$(155,354)	$(87,720)
Non-controlling interest	(307,663)	(320,919)	(374,863)	(214,746)
	$(433,206)	$(447,230)	$(530,217)	$(302,466)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(8.48)	$(8.97)	$(10.61)	$(6.29)
Diluted	$(8.48)	$(8.97)	$(10.61)	$(6.29)

Total Weighted Average Common Shares Outstanding
Basic	14,805,311	14,083,702	14,640,626	13,937,443
Diluted	14,805,311	14,083,702	14,640,626	13,937,443

Telesat Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$509,798	$552,064
Trade and other receivables	58,422	158,930
Other current financial assets	430	565
Current income tax recoverable	5,952	29,253
Prepaid expenses and other current assets	257,456	280,460
Total current assets	832,058	1,021,272
Satellites, property and other equipment	2,716,708	2,277,143
Deferred tax assets	4,231	3,059
Other long-term financial assets	18,283	9,767
Long-term income tax recoverable	6,993	6,993
Other long-term assets	368,657	516,507
Intangible assets	442,278	497,466
Goodwill	2,214,575	2,612,972
Total assets	$6,603,783	$6,945,179

Liabilities
Trade and other payables	$57,447	$158,276
Other current financial liabilities	857,637	26,483
Income taxes payable	2,772	5,913
Other current liabilities	58,431	65,906
Current indebtedness	2,341,145	—
Total current liabilities	3,317,432	256,578
Long-term indebtedness	1,152,462	3,096,615
Deferred tax liabilities	91,991	175,544
Other long-term financial liabilities	10,091	630,556
Other long-term liabilities	262,211	289,181
Total liabilities	4,834,187	4,448,474

Shareholders’ Equity
Share capital	69,997	59,082
Accumulated earnings	330,814	467,333
Reserves	130,009	183,865
Total Telesat Corporation shareholders’ equity	530,820	710,280
Non-controlling interest	1,238,776	1,786,425
Total shareholders’ equity	1,769,596	2,496,705
Total liabilities and shareholders’ equity	$6,603,783	$6,945,179

Telesat Corporation

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2025	2024
Cash flows from operating activities
Net income (loss)	$(530,217)	$(302,466)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	104,714	127,274
Amortization	44,179	11,337
Tax expense (recovery)	(67,378)	(13,037)
Interest expense	217,669	243,757
Interest income	(23,797)	(65,996)
(Gain) loss on foreign exchange	(106,209)	244,527
(Gain) loss on changes in fair value of financial instruments	215,338	12,761
Share-based compensation	4,145	17,557
(Gain) loss on disposal of assets	(3,827)	534
Gain on disposal of subsidiaries	(230)	(2,620)
Gain on repurchase of debt	(6,896)	(202,493)
Impairment	365,224	267,017
Deferred revenue amortization	(56,221)	(58,044)
Pension expense	5,452	5,648
Non-cash other income (expense)	—	33,902
Other	8,012	7,511
Income taxes paid, net of income taxes received	8,220	(60,510)
Interest paid, net of interest received	(184,787)	(161,595)
Government grant received	—	2,520
Operating assets and liabilities	73,313	(45,120)
Net cash from operating activities	66,704	62,464
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(624,597)	(1,045,671)
Cash payments related to property and other equipment	(140,526)	(64,804)
Purchase of intangible assets	—	(52)
Net proceeds from disposal of assets	4,519	—
Net proceeds from disposal of subsidiaries	235	3,613
Investments and other	(858)	—
Government grant received	—	15,359
Net cash (used in) generated from investing activities	(761,227)	(1,091,555)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	689,789	—
Repurchase of indebtedness	(4,501)	(155,903)
Payments of principal on lease liabilities	(2,709)	(2,422)
Satellite performance incentive payments	(2,035)	(4,572)
Proceeds from exercise of stock options	550	426
Tax withholdings on settlement of restricted share units	(8,734)	(7,732)
Net cash (used in) generated from financing activities	672,360	(170,203)
Effect of changes in exchange rates on cash and cash equivalents	(20,103)	82,269
Changes in cash and cash equivalents	(42,266)	(1,117,025)
Cash and cash equivalents, beginning of year	552,064	1,669,089
Cash and cash equivalents, end of year	$509,798	$552,064

Telesat’s Adjusted EBITDA margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in thousands of Canadian dollars) (unaudited)	2025	2024	2025	2024
Net income (loss)	$(433,206)	$(447,230)	$(530,217)	$(302,466)
Tax expense (recovery)	(55,273)	(53,229)	(67,378)	(13,037)
(Gain) loss on changes in fair value of financial instruments	105,558	12,761	215,338	12,761
(Gain) loss on foreign exchange	(21,401)	177,312	(106,209)	244,527
Interest and other income	(7,423)	33,719	(26,183)	(23,314)
Interest expense	53,177	57,942	217,669	243,757
Gain on repurchase of debt	—	(8,803)	(6,896)	(202,493)
Depreciation	26,723	27,002	104,714	127,274
Amortization	10,327	2,899	44,179	11,337
Other operating (gains) losses, net	365,237	267,185	361,167	264,931
Non-recurring compensation expenses(3)	512	838	2,348	2,903
Non-cash expense related to share-based compensation	(4,465)	3,053	4,145	17,557
Adjusted EBITDA	$39,766	$73,449	$212,677	$383,737

Revenue	$94,041	$127,995	$417,956	$571,044
Adjusted EBITDA Margin	42.3%	57.4%	50.9%	67.2%

End Notes

[1]	Non-IFRS Accounting Standards Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]	Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of December 31, 2025, GEO backlog was $0.8 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of December 31, 2025, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.0 billion.

[3]	Includes severance payments and special compensation and benefits for executives and employees.